January 27, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Jeffrey P. Riedler, Assistant Director
                    Mail Stop 4720

Re:	K-V Pharmaceutical Company
Preliminary Information Statement on Schedule 14C
Filed January 14, 2010
File No. 1-09601
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter, dated January 26, 2010, which references our letter dated January 25, 2010, which was in response to the Staff’s comment letter, dated January 21, 2010, pursuant to which the Staff commented on the Information Statement on Schedule 14C filed by K-V Pharmaceutical Company (the “Company”) in preliminary form on January 14, 2010. Our response to the Staff’s comment is set forth below.
General
1.	We note your response dated January 25, 2010 to our prior comment letter. In particular, we note your statement that the written consents were not submitted in lieu of an annual meeting or a special meeting to elect directors, and that the Company expects to hold an annual meeting of stockholders to elect directors during the second quarter of calendar year 2010 after it has filed its Form 10-K and distributed a proxy statement and annual report. Please tell us the approximate dates when the Company expects to file its delinquent annual and quarterly reports.

Mr. Jeffrey P. Riedler	January 27, 2010
Assistant Director	Page 2 of 2
Securities and Exchange Commission
Response:

The Company currently expects to file its delinquent annual and quarterly reports for fiscal year 2009 prior to the end of the first quarter of calendar year 2010 and to hold its delayed 2009 annual meeting promptly thereafter, which the Company expects to be in the second quarter of calendar year 2010.
* * * * *
Please call upon the undersigned at (314) 645-6600 or Joseph E. Gilligan of Hogan & Hartson LLP, the Company’s legal counsel, at (202) 637-5945 if we can be of further assistance. We thank you in advance for your customary courtesy.

Very truly yours, K-V PHARMACEUTICAL COMPANY
By:	/s/ David A. Van Vliet
David A. Van Vliet
Interim President and Interim Chief Executive Officer

cc:	Janice Forsythe, General Counsel
K-V Pharmaceutical Company

Joseph E. Gilligan, Esq.
Hogan & Hartson LLP
Tel.: (202) 637-5945